Exhibit 12.1

	Nine Months Ended September 30,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands)
Loss before income taxes	$(38,668)	$(30,490)	$(55,690)	$(88,813)	$(63,080)	$(31,862)	$(27,454)
Add-Fixed charges	6,382	1,202	2,089	675	475	256	13
Loss before income taxes before fixed charges	$(32,286)	$(29,288)	$(53,601)	$(88,138)	$(62,605)	$(31,606)	$(27,441)
Fixed Charges:
Interest	$4,072	$303	$553	$418	$475	$256	$13
Other	2,310	899	1,536	257	—	—	—
Total fixed charges	$6,382	$1,202	$2,089	$675	$475	$256	$13
Preference security dividends	$78	$78	$105	$156	$121	$—	$—
Total fixed charges and preference security dividends	$6,460	$1,280	$2,194	$831	$596	$256	$13
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges for such periods.